UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Ben J. Fortson

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

with a copy to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Ben J. Fortson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,985,039 (1)

	8.	Shared Voting Power 23,938 (2)

	9.	Sole Dispositive Power 2,985,039 (1)

	10.	Shared Dispositive Power 23,938 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,008,977

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)         Includes (a) 2,953,258 Common Units (as defined below) owned directly by Kimbell Art Foundation (“KAF”), the investment assets of which Mr. Fortson was delegated the authority to manage, (b) 17,341 Common Units owned directly by the Mattie K. Carter Trust, (c) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Benjamin J. Fortson IV) and (d) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Coleman Carter Fortson). Mr. Fortson serves as the trustee, and has voting and investment power, for each of these trusts.

(2)         Includes (a) 22,637 Common Units owned directly by Mr. Fortson and (b) 1,301 Common Units owned directly by BK GenPar, Inc., a Texas corporation (“BK”). Mr. Fortson and Kay C. Fortson are husband and wife, and may be deemed to share voting and investment power over Common Units beneficially owned by the other person. Mr. Fortson and Kay C. Fortson are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

(3)         Based on 16,496,032 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Kimbell Art Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,953,258

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,953,258

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the SEC on August 14, 2017.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017 (together with this Amendment, the “Schedule 13D”) on behalf of Ben J. Fortson and Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), with respect to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).  Mr. Fortson is the Chief Investment Officer for KAF and also serves on its Board of Directors. Capitalized terms used but not defined herein shall have the meaning given to them in the Schedule 13D filed with the SEC on February 17, 2017. This Amendment amends and supplements the Schedule 13D as specifically set forth herein.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“The Issuer was formed on October 30, 2015 as a Delaware limited partnership to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States.

At the closing of the Issuer’s initial public offering on February 8, 2017 (the “Offering”) and pursuant to the Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein attached hereto as Exhibit 99.3 (the “Contribution Agreement”), in exchange for the contribution of certain assets to the Issuer, the Issuer issued, in addition to cash, (a) to KAF, 2,710,690 Common Units representing an aggregate 16.6% limited partner interest in the Issuer as of such time, (b) to BK GenPar, Inc., a Texas corporation (“BK”), 1,301 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time, (c) to OMI Rochester Holdings I, L.P., a Texas limited partnership (“OMI”), 119,136 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time, (d) to BGT Royalty Partners, LP, a Texas limited partnership (“BGT”), 983,630 Common Units representing an aggregate 6.0% limited partner interest in the Issuer as of such time and (e) to RCPTX Holdings Genpar, LLC, a Texas limited liability company (“RCPTX”), 11,875 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time, in each case based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the prospectus filed by the Issuer with the SEC pursuant to Rule 424(b) on February 6, 2017, and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer. The initial public offering price for Common Units in connection with the Offering was $18.00 per Common Unit.

Effective May 12, 2017, the Board of Directors of the General Partner (the “Board”), upon the advice and recommendation of the Conflicts and Compensation Committee of the Board, approved the grant of restricted units under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (the “LTIP”). Excluding the independent directors, each of the directors of the General Partner, including Mr. Fortson, was granted 22,637 Common Units, which will vest in one-third installments on each of the first three anniversaries of the grant date, subject to continuous service through the applicable vesting date.  Upon the occurrence of a change in control (as defined in the LTIP), all unvested restricted units will vest as of the date of the change in control. Upon a termination of service for any reason other than death or disability, all unvested restricted units will be immediately forfeited as of the date of termination. In the case of termination resulting from death or disability, all unvested restricted units will become fully vested as of the date of termination.

On August 16, 2017, OMI distributed the Common Units it received in connection with the Offering to its partners on a pro rata basis and for no consideration. As limited partners of OMI, each of the Fortson Grandchildren’s Trust (FBO Benjamin J. Fortson IV) and the Fortson Grandchildren’s Trust (FBO Coleman Carter Fortson) (together, the “Fortson Grandchildren’s Trusts”) received 7,220 Common Units from OMI. Cumulatively, the distribution from OMI increased the holdings of the Fortson Grandchildren’s Trusts to 14,440 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer, based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the SEC on August 14, 2017.

On August 18, 2017, BGT distributed the Common Units it received in connection with the Offering to its partners on a pro rata basis and for no consideration. On the same day, RCPTX distributed the Common Units it received in connection with the Offering to the partners of its sole member, BGT, on a pro rata basis and for no consideration. As limited partners of BGT, the sole member of RCPTX, (a) KAF received 215,888 Common Units from BGT and 2,606 Common Units from RCPTX and (b) the Mattie K. Carter Trust received 17,134 Common Units from BGT and 207

Common Units from RCPTX. Cumulatively, the distributions from BGT and RCPTX increased KAF’s holdings to 2,953,258 Common Units representing an aggregate 17.9% limited partner interest in the Issuer, and increased the Mattie K. Carter Trust’s holdings to 17,341 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer, in each case based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the SEC on August 14, 2017.”

Item 4.   Purpose of Transaction

Item 4 is hereby amended to restate the second paragraph of Item 4 as follows:

“Mr. Fortson, the Vice President, Chief Investment Officer and director of KAF, President, Treasurer and director of BK and trustee of the Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts, is a member of the Board. In his capacity as a director of the General Partner, Mr. Fortson may from time to time consider, discuss with senior management and participate in Board deliberations about plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of this Schedule 13D. The actions of Mr. Fortson in his capacity as a director of the General Partner may be attributable to KAF. In such case, KAF may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a limited partner of the Issuer, in the following matters.”

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)                           (1) The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(2) In addition, as of the date of this Schedule 13D, certain of the Covered Individuals, excluding Mr. Fortson, whose information is set forth in paragraph (a)(1) of this Item 5, beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Kay C. Fortson	23,938(A)(B)	*
Kimberly W. Darden	1,300(C)	*
Kimbell F. Wynne	0(D)	*

*Less than 1.0% of the class beneficially owned.

(A)                                Kay C. Fortson shares voting power and dispositive power with respect to such Common Units with her spouse, Ben J. Fortson.

(B)                                Does not include 2,985,039 Common Units beneficially owned by Kay C. Fortson’s spouse, Ben J. Fortson. Mrs. Fortson disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(C)                                Includes 1,000 Common Units owned directly by Kimberly W. Darden and an aggregate of 300 Common Units owned directly by trusts for which Ms. Darden serves as the trustee, with exclusive voting power and dispositive power.

(D)                                Does not include 69,878 Common Units beneficially owned by Kimbell F. Wynne’s spouse, Mitch S. Wynne. Mrs. Wynne disclaims beneficial ownership of such Common Units.

The percentages set forth in paragraph (a) of this Item 5 are based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which was filed by the Issuer with the SEC on August 14, 2017.

(b)                                 The information set forth in Items 7 through 10 of the cover pages hereto regarding the number of Common Units as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition is incorporated herein by reference. To KAF’s knowledge, except as otherwise noted, each of the Covered Individuals listed in the table in paragraph (a)(2) of this Item 5 has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in paragraph (a)(2) of this Item 5.

(c)                                  Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to KAF’s knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days. The information provided in Item 3 describing OMI’s pro rata distribution to its partners, BGT’s pro rata distribution to its partners and RCPTX’s pro rata distribution to the partners of its sole member, BGT, is incorporated herein by reference.

(d)                                 KAF has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by it on the cover page of this Schedule 13D and in this Item 5. Mr. Fortson was delegated the authority to manage the investment assets of KAF and, therefore, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by KAF on the cover page of this Schedule 13D and in this Item 5.

The Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts each have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by Mr. Fortson and attributed to these trusts in the footnotes to the cover page of this Schedule 13D and in this Item 5. Mr. Fortson is the trustee of the Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts, and as such, has the authority to manage the investments thereof. Therefore, Mr. Fortson may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by the Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts in the footnotes to the cover page of this Schedule 13D and in this Item 5.

As the sole directors and officers of BK, Mr. Fortson and his wife, Kay C. Fortson, have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by Mr. Fortson as being owned through BK on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons or, to KAF’s knowledge, the Covered Individuals.

(e)                                  Not applicable.”

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“Exhibit No.	Exhibit Description

99.1

Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 17, 2017 and incorporated herein in its entirety by reference).

99.2	Executive Officers and Directors of KAF (filed herewith).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

Form of Restricted Unit Award Agreement under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 11, 2017 and incorporated herein in its entirety by reference).

99.6

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.7

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2017
(Date)

By:	/s/ Ben J. Fortson
BEN J. FORTSON

KIMBELL ART FOUNDATION

By:	/s/ Ben J. Fortson
Name: Ben J. Fortson
Title: Vice President and Chief Investment Officer